                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                             ----------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                             ----------------------

                                   CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $2,463,224       Amount of Filing Fee: $492.64

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 15,872.15 units of limited partnership interest of the subject partnership for $155 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                 Filing Parties:


Form or Registration No.:               Date Filed:



                         (Continued on following pages)



                               Page 1 of 13 Pages

                                                              Page 2 of 10 Pages

CUSIP No.   NONE                 14D-1 AND 13D/A

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 AIMCO PROPERTIES, L.P.
                 84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                   (a)  [ ]
                                                                   (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,022

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                        [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                 5.43%


10.      TYPE OF REPORTING PERSON

                 PN

                                                              Page 3 of 10 Pages

CUSIP No.  NONE                 14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                 Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,022

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                        [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                 5.43%

10.      TYPE OF REPORTING PERSON

                 CO

                                                              Page 4 of 10 Pages

CUSIP No.  NONE                 14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                 84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                 Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
                                                                        [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,022

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                        [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                 5.43%

10.      TYPE OF REPORTING PERSON

                 CO

                           SCHEDULE 14D-1/SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Drexel Burnham Lambert Real Estate Associates II (the "Partnership"); and (b) the Schedule 13D (the "Schedule 13D"). AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO") are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1)      SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  (b) This Statement relates to an offer by AIMCO OP to purchase up to 15,872.15 of the 37,273 outstanding units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $155 in cash (less the amount of any distributions paid by the Partnership on and after May 19, 1999), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 19, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

                  (c) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(d), (g) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes the Schedule 13D, by AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation. The sole general partner of AIMCO OP is AIMCO-GP. AIMCO-GP is a wholly owned subsidiary of AIMCO. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offer to Purchase under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO and AIMCO-GP are listed on Annex I to the Offer to Purchase ("Annex I"), which is incorporated herein by reference.

                  (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.


                               Page 5 of 10 Pages

(3)      PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

                  (a)-(b) The information set forth in Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, and the financial statements and notes thereto included therein, and the information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section
13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

(4)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(c) The information set forth in the Offer to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

(5)      PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  (a)-(g) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer -- Section 12. Future Plans of the Purchaser" and "The Offer -- Section 7. Effects of the Offer" is incorporated herein by reference.

(6)      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b) AIMCO OP directly owns 2,022 Units, representing 5.43% of the outstanding Units based on the 37,273 Units outstanding at December 31, 1998.

                  AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 2,022 Units directly owned by it; (ii) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 2,022 Units owned by AIMCO OP and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,022 Units directly owned by AIMCO OP.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(8)      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offer to Purchase under "The Offer -- Fees and Expenses" is incorporated herein by reference.

                               Page 6 of 10 Pages

(9)      FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

(10)     ADDITIONAL INFORMATION.

                  (a) Not applicable.

                  (b)-(d) The information set forth in the Offer to Purchase under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.

                  (e) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

                  (f) The Offer to Purchase is hereby incorporated by reference.

(11)     MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Offer to Purchase, dated May 19, 1999.
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated May 19, 1999, from AIMCO OP to the Limited Partners of the Partnership.
                  (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
                  (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated May 19, 1999, among AIMCO, AIMCO-GP and AIMCO OP.


                               Page 7 of 10 Pages

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1999


                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)

                                        By: /s/ Patrick J. Foye
                                            -----------------------------
                                             Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                            -----------------------------
                                             Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                            -----------------------------
                                             Executive Vice President


                               Page 8 of 10 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.                        DESCRIPTION
----------                         -----------
      (a)(1)   Offer to Purchase, dated May 19, 1999.
      (a)(2)   Letter of Transmittal and related Instructions.
      (a)(3)   Letter, dated May 19, 1999, from AIMCO OP to the
               Limited Partners of the Partnership.
      (b)      Amended and Restated Credit Agreement (Unsecured
               Revolver-to-Term Facility), dated as of October 1,
               1998, among AIMCO OP, Bank of America National Trust
               and Savings Association, and BankBoston, N.A.
               (Exhibit 10.1 to AIMCO's Current Report on Form 8-K,
               dated October l, 1998, is incorporated herein by this
               reference).
      (b)(2)   First Amendment to Credit Agreement, dated as of
               November 6, 1998, by and among AIMCO OP, the
               financial institutions listed on the signature pages
               thereof and Bank of America National Trust and
               Savings Association (Exhibit 10.2 to AIMCO's Annual
               Report on Form 10-K for the fiscal year ended
               December 31, 1998, is incorporated herein by this
               reference).
      (c)      Not applicable.
      (d)      Not applicable.
      (e)      Not applicable.
      (f)      Not applicable.
      (z)(1)   Agreement of Joint Filing, dated May 19, 1999, among
               AIMCO, AIMCO-GP and AIMCO OP.


                               Page 9 of 10 Pages